Exhibit 12.1

Sensata Technologies B.V.

Computation of Ratio of Earnings To Fixed Charges

(dollars in thousands)

(Unaudited)

	Successor					Predecessor
						January 1, 2006 - April 26, 2006
	2010	2009	2008	2007	For the period April 27 (inception) to December 31, 2006
Income from continuing operations	$169,689	$16,453	$(60,870)	$(171,745)	$(162,435)	$71,333
Add: Fixed Charges	107,818	152,164	200,325	192,968	166,079	1,143

Total Earnings	$277,507	$168,617	$139,455	$21,223	$3,644	$72,476

Fixed charges:
Interest expense	97,836	141,534	187,142	181,521	153,642	511
Amortization of debt issuance cost	8,564	9,055	10,698	9,640	11,518	—
Portion of rent expense estimated to represent interest(1)	1,418	1,575	2,485	1,807	919	632

Total fixed charges	$107,818	$152,164	$200,325	$192,968	$166,079	$1,143

Ratio of earnings to fixed charges	2.6	1.1	NM	NM	NM	63.4

(1)	Represents approximately one-third of rent expense which is deemed to represent the interest component of rental payments.

NM - Due to the registrant’s loss in the successor periods, the ratio coverage was less than 1:1 The registrant’s earnings for the years ended December 31, 2008 and 2007 and the period from April 27, 2006 (inception) to December 31, 2006 were insufficient to cover its fixed charges and achieve a coverage ratio of 1:1 by $60,870, $171,745 and $162,435, respectively.